Exhibit 4.19

AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”) dated as of March 31, 2022 by and among Youssef Salem (“Executive”), Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), and Swvl Global FZE, a free zone limited liability company organized under the laws of the United Arab Emirates (“Swvl UAE”).

WHEREAS, Swvl UAE and Executive are party to that certain Employment Agreement, dated as of May 30, 2021 (the “Prior Employment Agreement”);

WHEREAS, the Company desires that Executive continue to provide employment services to Swvl UAE, and Executive desires to continue to provide such services; and

WHEREAS, the parties hereto desire to enter into this Agreement, which sets forth the terms and conditions under which Executive will continue to serve Swvl UAE, and which shall supersede and replace the Prior Employment Agreement in all respects.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto hereby agree as follows:

ARTICLE I

Services

SECTION 1.01. Term. The initial term of this Agreement shall commence upon the Company Merger Effective Time (as defined below) and, unless terminated earlier as set forth herein, shall continue through the third (3rd) anniversary of the Effective Date (as defined below) (the “Initial Term”). The Term (as defined below) shall be automatically extended for successive one (1) year periods upon the expiration of the Initial Term unless Executive or the Company notifies the other party in writing at least ninety (90) days prior to the expiration of the Initial Term, or of any extension thereof (each such date, a “Notification Date”), of such party’s desire to terminate the Term upon the expiration of the Initial Term or extension thereof, provided, however, that if there occurs a Change in Control (as defined in Section 9.08 below) at any time during the Term following the two (2) year anniversary of the Effective Date (other than following the date that the Company or Executive has notified the other party in writing of such party’s desire not to extend the Term upon expiration thereof, the Company has provided Executive with notice of termination or Executive has provided notice of resignation, in each case, in accordance with the terms of this Agreement), the Term shall be deemed automatically extended until the one (1) year anniversary of the Change in Control. For purposes of this Agreement, “Term” shall mean the Initial Term, together with any extensions thereof and shall terminate automatically upon termination of Executive’s employment with the Company for any reason, provided that, to the extent set forth in Section 6.08, the rights and obligations of the parties shall survive expiration or other termination of the Term. Notwithstanding anything herein to the contrary, this Agreement shall be null and void ab initio if the Business Combination Agreement is terminated prior to the Company Merger Effective Time or Executive’s employment with the Company or one of its Affiliates (as defined Section 4.08 below) terminates for any reason prior to the Company Merger Effective Time.

SECTION 1.02. Position and Duties. During the Term, Executive shall serve as Chief Financial Officer of the Company and Chief Financial Officer of Swvl UAE, reporting to the Chief Executive Officer of the Company. Executive shall perform those duties and have those authorities commensurate with the position of a chief financial officer of a company of the size and scope of the Company. Executive agrees to serve as an officer, director or other appointee with respect to any Subsidiary (as defined in Section 4.08 below) of the Company subject, in each case, to being validly appointed to serve and, in so serving, Executive’s role in respect of such Subsidiary shall be independent of his position as Chief Financial Officer of the Company. For the avoidance of doubt, Executive will not be entitled to any additional compensation or benefits from the Company or any of its Subsidiaries with respect to service in any other officer, director or other appointee position.

SECTION 1.03. Time and Effort. During the Term, Executive shall devote substantially all of Executive’s business time, attention, skill and efforts (which shall not require Executive to be physically present at any particular work location) to the business and affairs of the Company and its Subsidiaries, except for vacation, holiday and sick leave and periods of illness or incapacity. Notwithstanding the foregoing, Executive shall be permitted to (a) serve on advisory boards or boards of directors (subject to Executive providing to the Company reasonable advance written notice, and in no event later than five (5) business days, prior to the engagement of such service (provided that such notice shall not be required for service on nonprofit or government advisory boards)), (b) engage in charitable, philanthropic and community activities and (c) manage Executive’s personal investments and affairs, provided that the outside activities described in clauses (a) through (c) shall not, either individually or in the aggregate, (i) interfere with Executive’s attention to the Company and its Subsidiaries, including by causing an unreasonable distraction to Executive or by creating any conflict of interest or (ii) result in a breach of any of the restrictive covenants set forth in Article V. Any other outside business activities not expressly described herein shall require the prior written approval of the Board (or a duly authorized committee thereof).

ARTICLE II

Compensation

SECTION 2.01. Base Salary. During the Term, Swvl UAE shall, as compensation for the obligations set forth herein and for all services rendered by Executive in any capacity during such employment under this Agreement, including services as an officer, employee or other appointee, as applicable, with respect to Swvl UAE or the Company, pay Executive a base salary (“Base Salary”) at the annual rate of US$400,000 per year, payable in accordance with Swvl UAE’s standard payroll practices as in effect from time to time. The Base Salary shall be reviewed by the Board (or a duly authorized committee thereof) on an annual basis for increases but not decreases.

SECTION 2.02. Annual Bonus. Commencing with the first fiscal year during the Term, Executive shall be eligible to earn an annual performance-based bonus (the “Annual Bonus”) in a targeted amount equal to seventy-five percent (75%) of Executive’s Base Salary (the “Target Bonus”). The Annual Bonus may be payable (a) in cash or (b) in a number of fully-vested Class A ordinary common shares of the Company, par value US$0.0001 per share (“Stock”), pursuant to the Company’s 2021 Omnibus Incentive Compensation Plan (the “2021 Plan”), in each case, as may be determined by the Board (or a duly authorized committee thereof) in its sole discretion. The actual amount of the Annual Bonus will depend on the degree to which annual performance goal(s), established by the Board (or a duly authorized committee thereof), are determined by the Board (or such committee) to have been achieved. The Annual Bonus shall be paid at the time as is customary for other senior executives of the Company’s Subsidiaries, but in any event in the fiscal year following the end of the fiscal year to which such Annual Bonus relates.

SECTION 2.03. Long-Term Incentive Award.

(a) Initial Grant of Stock Options: On the Effective Date, the Company shall grant Executive a stock option to purchase shares of Stock (such stock options, “Options”) with an aggregate financial accounting grant date fair value equal to US$217,500, which shall be subject to the terms and conditions of the 2021 Plan and a stock option agreement to be entered into between the Company and Executive on the Effective Date.

(b) Initial Grant of Restricted Stock Units: Immediately subsequent to the filing of a Form S-8 by the Company, which filing shall be made by the Company as soon as practicable after the Effective Date, the Company shall grant Executive an award of restricted stock units in respect of shares of Stock (“RSUs”) with an aggregate value of US$507,500 based on the closing price of the Stock on the Applicable Exchange (as defined in the 2021 Plan) on the grant date or, if there were no sales on such date, on the closest preceding date on which there were sales of shares of Stock, rounded down to the nearest share of Stock, which shall be subject to the terms and conditions of the 2021 Plan and an equity award agreement to be entered into between the Company and Executive as of such grant date. The initial grants covered by Sections 2.03(a) and (b) of this Agreement are referred to collectively herein as the “Initial Grants”.

(c) Annual Equity Awards: Subject to approval by the Board or a duly authorized committee thereof, following the completion of the Company’s first fiscal year that ends after the Effective Date, Executive shall also be eligible to receive annual equity awards with a target value to be determined by the Board or a duly authorized committee thereof in its discretion, taking into account competitive market practice.

ARTICLE III

Benefits and Other Matters

SECTION 3.01. Benefit Plans. During the Term, Executive and Executive’s eligible family members shall be entitled to participate in any benefit plans (other than severance plans, which is otherwise addressed in this Agreement) offered by the Company as in effect from time to time (collectively, “Benefit Plans”), on the same basis generally made available to other senior executives of the Company and to the extent Executive and Executive’s family members may be eligible to do so, subject to the terms of any such Benefit Plan. Executive understands that any Benefit Plan may be terminated or amended from time to time by the Company in its discretion.

SECTION 3.02. Director and Officer Indemnification. During the Term and thereafter, the Company shall, to the fullest extent permitted by law and the Company’s Memorandum and Articles of Association (and any successor governing documents, each, as may be amended from time to time (collectively, the “Governing Documents”)), promptly indemnify Executive against all costs, charges, losses, expenses and liabilities (including, but not limited to, reasonable attorneys’ fees and costs incurred in defending legal proceedings) incurred by Executive in connection with any actual, threatened or reasonably anticipated claim, suit, action or proceeding arising in connection with the execution, discharge or exercise of Executive’s duties as an officer of the Company or officer or director of any of its Subsidiaries, as applicable, and/or the exercise of Executive’s powers in Executive’s capacity as an officer of the Company or officer or director of any of its Subsidiaries, as applicable, or otherwise in relation thereto other than incurred by reason of Executive’s actual fraud; provided that Executive shall not be found to have committed actual fraud unless or until a court of competent jurisdiction shall have made a finding to that effect. Such expenses shall be promptly advanced to Executive to the fullest extent permitted by law or the Governing Documents, provided that if it is determined by a court of competent jurisdiction without further right of appeal that Executive is not entitled to such indemnification, reimbursement or advancement, then Executive shall promptly return all such amounts to the Company.

SECTION 3.03. Business Expenses. The Company shall promptly reimburse Executive for all reasonable and customary out-of-pocket business expenses incurred by Executive in connection with Executive’s service hereunder, in accordance with the Company’s policies as may be in effect from time to time.

ARTICLE IV

Termination

SECTION 4.01. Non-Duplication of Severance. Notwithstanding anything to the contrary in this Agreement or elsewhere, in no event shall Executive be entitled to severance benefits under any Employee Benefit Plan (as defined in the Business Combination Agreement) of the Company or any of its Subsidiaries that are duplicative of severance benefits provided under this Agreement. For the avoidance of doubt, unless otherwise provided in Section 4.05 or Section 4.06 of this Agreement, this Article IV shall not be deemed or otherwise constitute a forfeiture of any statutorily-imposed mandatory severance or gratuity pay to which Executive may be entitled pursuant to applicable law (“Statutory Gratuity Pay”).

SECTION 4.02. Notice of Termination. During the Term, the Company shall provide at least sixty (60) days’ written notice for any involuntary termination of Executive’s employment by the Company other than for Cause (as defined in Section 4.08 below), death or Disability (as defined in Section 4.08 below), and Executive shall provide at least sixty (60) days’ written notice for a resignation without Good Reason (as defined in Section 4.08 below).

SECTION 4.03. Termination by the Company for Cause or by Executive without Good Reason. If the Company terminates Executive’s employment for Cause, or if Executive terminates Executive’s employment with the Company without Good Reason, no severance shall be payable to Executive, provided that Executive shall be entitled to payment of accrued and vested compensation and benefits, including vested Company equity-based awards (except as otherwise provided in the applicable award agreement), accrued base salary, reimbursement of unpaid business expenses in accordance with Section 3.04 and any other or additional benefits to which Executive may then or thereafter be entitled under the then-applicable terms of any applicable Employee Benefit Plan (as defined in the Business Combination Agreement) of the Company or any of its Subsidiaries (collectively, the “Accrued Benefits”).

SECTION 4.04. Termination for Disability or Death. Executive’s employment with the Company shall terminate immediately upon Executive’s death or Disability. In the event of a termination due to death or Disability, in addition to the Accrued Benefits, Executive or Executive’s estate, as the case may be, shall be entitled to the following payments and benefits:

(a) subject to the effectiveness and irrevocability of the Release (as defined in Section 4.07 below), payment of any unpaid bonus earned for the year prior to the year in which the Effective Termination Date (as defined in Section 4.05 below) occurs, paid when bonuses are paid (or, if earlier, due to be paid) to other senior executives of the Company; and

(b) then outstanding equity-based awards treated in accordance with the applicable award agreements.

SECTION 4.05. Non-Change-in-Control Termination. If Executive’s employment is terminated by the Company other than for Cause, death or Disability, or by Executive with Good Reason, in each case other than within twenty-four (24) months following a Change in Control, in addition to the Accrued Benefits, Executive shall be entitled to the following payments and benefits, subject to the effectiveness and irrevocability of the Release:

(a) a cash payment equal to one (1) times the sum of (x) the Base Salary and (y) the Annual Bonus earned in respect of the fiscal year ending immediately prior to the Effective Termination Date (the “Prior Year Bonus”), payable in equal installments in accordance with the Company’s normal payroll practices over twelve (12)

months following the Effective Termination Date, provided that any installments that would otherwise have been paid prior to satisfaction of the release condition set forth in Section 4.07 shall be accumulated and paid in a lump sum on the first payroll date following satisfaction of such condition; provided further that to the extent Executive is entitled to Statutory Gratuity Pay, the continuation of Base Salary pursuant to this Section 4.05(a) shall be reduced by the amount of the Statutory Gratuity Pay to which he will be entitled as a result of Executive’s termination of employment;

(b) a cash payment of a pro rata portion of the Annual Bonus in respect of the fiscal year in which such termination or resignation occurs based on the number of days elapsed in such year through the effective date of Executive’s termination or resignation of employment, as applicable (the “Effective Termination Date”), and actual achievement of applicable performance goals, except that any performance goals based on Executive’s personal performance shall be treated as attained at no less than the target level, and any other performance goals shall be deemed achieved at least at the level applicable to similarly situated active employees of the Company, and paid when annual bonuses are paid (or, if earlier, due to be paid) to other senior executives of the Company;

(c) payment of any unpaid bonus earned for the year prior to the year of termination or resignation, paid at the time set forth in Section 4.04(a); and

(d) full accelerated vesting of the Initial Grants (to the extent then outstanding), with all other Company equity-based awards treated in accordance with the applicable award agreements.

If, following the Effective Termination Date and prior to a Change in Control, Executive breaches any of his obligations pursuant to the restrictive covenants set forth in Section 5.02 or Section 5.03, and such breach results in, or would reasonably be expected to result in, significant reputational or monetary harm to the Company, then Executive shall forfeit his right to receive any unpaid amounts pursuant to Section 4.05(a), (b) and (d), and Executive shall promptly repay to the Company any such amount previously paid to Executive pursuant to Sections 4.05(a), (b) and (d), provided, however, that the Company shall provide written notice to Executive of an alleged breach of any such restrictive covenants within thirty (30) days of such alleged breach (or such later date as the Board could reasonably have been expected to know of such a breach), and Executive shall have thirty (30) days to cure such alleged breach, if curable.

SECTION 4.06. Change-in-Control Termination. If Executive’s employment is terminated by the Company other than for Cause, death or Disability within twenty-four (24) months following a Change in Control, or is terminated by Executive with Good Reason within twenty-four (24) months following a Change in Control, in addition to the Accrued Benefits, Executive shall be entitled to the following payments and benefits, subject to effectiveness of the Release:

(a) a cash payment equal to two (2) times the sum of (x) the Base Salary and (y) the Prior Year Bonus, payable in a lump sum within sixty-five (65) days following the Effective Termination Date (the “Aggregate Amount”); provided that to the extent Executive is entitled to Statutory Gratuity Pay, the Aggregate Amount pursuant to this Section 4.06(a) shall be reduced by the amount of the Statutory Gratuity Pay to which he will be entitled as a result of Executive’s termination of employment;

(b) a cash payment of a pro rata portion of the Target Bonus in respect of the year in which the Effective Termination Date occurs, paid in a lump sum within sixty-five (65) days following the Effective Termination Date;

(c) payment of any unpaid bonus earned for the year prior to the year of termination, paid at the time set forth in Section 4.04(b); and

(d) full accelerated vesting of all outstanding Company equity-based awards, unless otherwise set forth in the applicable award agreements.

SECTION 4.07. Release. Payments and benefits described in Sections 4.04, 4.05 and 4.06, other than the Accrued Benefits, are conditioned upon Executive’s or Executive’s estate’s, as the case may be, execution and delivery of a customary release of claims in form and substance reasonably acceptable to the Company and Executive (the “Release”) no later than fifty (50) days following the Effective Termination Date and not revoking the Release during the period specified therein. In the event of Executive’s death or a judicial determination of his incapacity, references in this Agreement to Executive shall be deemed (where appropriate) to be references to his heir(s), beneficiary(ies), estate, executor(s) or other legal representative(s).

SECTION 4.08. Definitions. For purposes of this agreement:

(a) “Affiliate” means any Person Controlled by, Controlling or under common Control with, the applicable party.

(b) “Business Combination Agreement” means the Business Combination Agreement, dated as of July 28, 2021, as may be amended from time to time, by and among the Company, Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands, Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability, Pivotal Merger Sub Company I, a Cayman Islands exempted company with limited liability, and Pivotal Merger Sub Company II Limited, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands.

(c) “Cause” means Executive’s (i) conviction of, or plea of guilty or nolo contendere to, a felony or a misdemeanor (or terms having similar meaning under applicable non-U.S. law) involving fraud, moral turpitude, or willful misconduct in connection with the affairs of the Company or any of its Subsidiaries; (ii) willful and material breach of any material written policies of the Company or any of its Subsidiaries or fiduciary duties to the Company or any of its Subsidiaries, in each case, which breach has caused, or would reasonably be expected to cause, significant economic harm to the Company or any of its Subsidiaries; (iii) material breach of any material non-competition or non-solicitation obligation to the Company; or (iv) willful misconduct in the execution of Executive’s duties to the Company or any of its Subsidiaries, which misconduct has caused, or would reasonably be expected to cause, significant economic harm to the Company. Except in the case of clause (i), a purported termination of employment by the Company for Cause shall not be effective as a termination for Cause unless (A) the Company first furnishes written notice to Executive of the circumstance(s) alleged to constitute Cause within thirty (30) days following the date the Board first becomes aware of such circumstance(s), (B) Executive has not cured those circumstance(s) within thirty (30) days following Executive’s receipt of such written notice from the Company and (C) the Company terminates Executive’s employment within thirty (30) days following the expiration of such cure period, provided that Executive shall not have the opportunity to cure a circumstance(s) alleged to constitute Cause if it is not capable of being cured.

(d) “Change in Control” shall have the meaning set forth in the 2021 Plan as in effect on the Effective Date.

(e) “Company Merger Effective Time” shall have the meaning set forth in the Business Combination Agreement.

(f) “Control” means the direct or indirect possession of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise (and Controlled and Controlling shall be construed accordingly).

(g) “Disability” means Executive’s substantial inability to perform his duties for the Company due to physical or mental illness or incapacity for any consecutive period of six months or any non-consecutive periods aggregating six (6) months or more in any twelve (12)-month period.

(h) “Effective Date” means the date on which the Company Merger Effective Time occurs.

(i) “Good Reason” means the occurrence of any of the following, without Executive’s prior written consent: (i) a material breach by the Company of its obligations under this Agreement, any agreement between Executive and the Company evidencing Company equity-based awards, any other agreement between Executive and the Company in effect on the date hereof or any substantially similar agreement between Executive and the Company entered into following the date hereof; (ii) any relocation by the Company of Executive’s principal place of employment to a location more than thirty (30) miles from Executive’s current principal residence in Dubai, UAE; or (iii) any material diminution in Executive’s position, duties, authority, titles, offices, reporting lines or responsibilities. A purported termination of employment by Executive with Good Reason shall not be effective as a termination with Good Reason unless (A) Executive furnishes written notice to the Company of the circumstance(s) alleged to constitute Good Reason within ninety (90) days following the date Executive first becomes aware of such circumstance(s), (B) the Company has not fully cured those circumstance(s) within thirty (30) days after the Company’s receipt of such notice from Executive and (C) Executive terminates Executive’s employment within ninety (90) days following the expiration of such cure period.

(j) “Person” means an individual or any corporation, partnership, limited liability company, trust, unincorporated organization, association, joint venture or any other organization or entity, whether or not a legal entity.

(k) “Subsidiary” means, with respect to any Person and as of any determination date, any other Person as to which such first Person (i) owns, directly or indirectly, or otherwise controls, more than fifty percent (50%) of the voting power or other similar interests of such other Person or (ii) is the sole general partner interest, or managing member or similar interest, of such other Person.

ARTICLE V

Executive Covenants

SECTION 5.01. Company Interests; Acknowledgements. Executive acknowledges that the Company has expended substantial amounts of time, money and effort to develop business strategies, customer relationships, employee relationships, trade secrets and goodwill and to build an effective organization, and that the Company has a legitimate business interest and right in protecting those assets as well as any similar assets that the Company may develop or obtain. Executive acknowledges that the Company is entitled to protect and preserve the going concern value of the Company and its business and trade secrets to the extent permitted by law. Executive acknowledges that the Company’s business is international in scope. Executive acknowledges and agrees that the restrictions imposed upon Executive under this Agreement are reasonable and necessary for the protection of the Company’s goodwill, confidential information, trade secrets and customer relationships, and that the restrictions set forth in this Agreement shall not prevent Executive from earning a livelihood without violating any provision of this Agreement. Notwithstanding anything elsewhere in this Agreement to the contrary, for purposes of this Section 5.01 and Sections 5.03, 5.04, 5.05, 5.08, 5.09 and 5.10, references to the Company shall be deemed to include its Subsidiaries.

SECTION 5.02. Consideration to Executive. In consideration of the Company’s entering into this Agreement and the Company’s obligations hereunder and other good and valuable consideration, the receipt of which is hereby acknowledged, and acknowledging hereby that the Company would not have entered into this Agreement without the covenants contained in this Article V, Executive hereby agrees to be bound by the provisions and covenants contained in this Article V.

SECTION 5.03. Employee Non-Solicitation and Customer and Business Relationships Noninterference. Executive agrees that, unless otherwise specifically permitted by the Board in writing, for the period commencing on the Effective Date and terminating twelve (12) months after termination of Executive’s employment for any reason (such period, the “Restricted Period”), Executive shall not, directly or indirectly: (a) induce or attempt to induce any customer, supplier licensee or other person or entity that has done business with the Company (i) during the portion of the Restricted Period in which Executive is employed by the Company, during Executive’s employment with the Company, or (ii) during the portion of the Restricted Period in which Executive is no longer employed by the Company, during the two (2) year period prior to Executive’s last day of employment, in each case, to cease doing business with the Company or in any way interfere with the relationship between any such customer, supplier, licensee or other business entity and the Company; or (b) other than on behalf of the Company, solicit, recruit or hire any employee of the Company or any individual who was employed by the Company (i) during the portion of the Restricted Period in which Executive is employed by the Company, during Executive’s employment with the Company or (ii) during the portion of the Restricted Period in which Executive is no longer employed by the Company, during the one (1) year period prior to Executive’s last day of employment.

SECTION 5.04. Non-Competition. (a) Executive agrees that, unless otherwise specifically authorized by the Board in writing, during the Restricted Period, Executive shall not, and shall cause each of Executive’s controlled Affiliates (other than the Company) not to, directly or indirectly: (i) engage, consult, advise, own, operate, manage, control, invest in, provide services to or otherwise assist (as a director, officer, partner, principal, employee, member, consultant or in any other capacity) in any business that directly competes with the Company in any business in which the Company is actively engaged or is actively engaged in substantial preparations to engage and in any jurisdiction in which the Company is operating or is actively engaged in substantial preparations to operate (i) during the portion of the Restricted Period in which Executive is employed by the Company, during Executive’s employment with the Company, or (ii) during the portion of the Restricted Period in which Executive is no longer employed by the Company, during the two (2) year period prior to Executive’s last day of employment (the “Business”); or (ii) except as provided in Section 5.04(b), be employed by, consult with or advise any Person that, directly or indirectly, engages in the Business.

(b) This Section 5.04 shall not be deemed breached solely as a result of (i) the ownership by Executive of up to a five percent (5%) passive direct or indirect ownership interest in any publicly traded entity; (ii) Executive’s employment by, or otherwise material association with, any organization or entity that competes with the Company in the Business so long as Executive’s employment or association is with a separately managed and operated division or Affiliate of such organization or entity that itself does not compete with the Company in the Business and Executive has no business communications or involvement that relates to the Business; and (iii) Executive’s service on the board of directors (or similar body) of any organization or entity that competes with the Company in the Business as an immaterial part of such organization or entity’s overall business so long as Executive recuses himself from all matters relating to the Business.

SECTION 5.05. Confidential Information. Executive hereby acknowledges that (a) in the performance of Executive’s duties and services pursuant to this Agreement, Executive has received and shall continue to receive, and may be given access to, Confidential Information and (b) all Confidential Information is or will be the property of the Company. For purposes of this Agreement, “Confidential Information” shall mean information, knowledge and data that is or will be used, developed, obtained or owned by the Company relating to the business, products and/or services of the Company or the business, products and/or services of any customer, lessor, sales officer, sales associate or independent contractor thereof, including products, services, fees, pricing, designs, marketing plans, strategies, analyses, forecasts, formulas, drawings, photographs, reports, records, computer software (whether or not owned by, or designed for, the Company), other operating systems, applications, program listings, flow charts, manuals, documentation, data, databases, specifications, technology, inventions, new developments and methods, improvements, techniques, trade secrets, devices, products, methods, know-how, processes, financial data, customer lists, contact persons, cost information, executive information, regulatory matters, personnel matters, accounting and business methods, copyrightable works and information with respect to any vendor, customer, lessor, sales officer, sales associate or independent contractor of the Company, in each case whether patentable or unpatentable and whether or not reduced to practice, and all similar and related information in whatever form, and all such items of any vendor, customer, sales officer, sales associate or independent contractor of the Company, provided, however, that Confidential Information shall not include information that is generally known to the public other than as a result of disclosure by Executive in breach of this Agreement or in breach of any similar covenant made by Executive prior to entering into this Agreement.

SECTION 5.06. Non-Disclosure. During the Term and at all times thereafter, except as otherwise specifically provided in Section , Executive shall not, directly or indirectly, disclose or cause or permit to be disclosed, to any Person whatsoever, or utilize or cause or permit to be utilized, by any Person whatsoever, any Confidential Information acquired pursuant to Executive’s employment with the Company (whether acquired prior to or subsequent to the execution of this Agreement) under this Agreement or otherwise.

SECTION 5.07. Permitted Disclosure. Nothing in this Agreement or elsewhere shall prohibit Executive from: (a) contacting, filing a claim with, or cooperating in an investigation by a government agency; (b) exercising any legally protected whistleblower rights (including pursuant to Rule 21F under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder); (c) utilizing and disclosing information, including the Confidential Information, in connection with discharging Executive’s duties to the Company; (d) disclosing Confidential Information to the extent Executive (i) is compelled to disclose such Confidential Information or else stand liable for contempt or suffer other censure or penalty or is required to disclose by judicial or administrative process, or by other requirements of applicable law or regulation or any governmental authority (including any applicable rule, regulation or order of a self-governing authority, such as the Applicable Exchange (as defined in the 2021 Plan)), provided that, where and to the extent legally permitted and reasonably practicable, Executive shall (A) give the Company reasonable notice of any such requirement and, to the extent protective measures consistent with such requirement are available, the opportunity to seek appropriate protective measures and (B) cooperate with Company in attempting to obtain such protective measures or (ii) discloses such information in connection with any litigation or arbitration between the Company and Executive; (e) disclosing documents and information in confidence to an attorney or other professional for the purposes of securing professional advice; (f) retaining, and using appropriately, documents and information relating to Executive’s personal rights and obligations; or (g) disclosing Executive’s notice obligations, and post-employment restrictions, in confidence in connection with any potential new employment or business opportunity. In addition, Executive is advised that Executive shall not be held criminally or civilly liable under any U.S. Federal or state trade secret law for the disclosure of any Confidential Information that constitutes a trade secret to which the U.S. Defend Trade Secrets Act (18 U.S.C. Section 1833(b)) applies that is made (A) in confidence to a U.S. Federal, state or local government official, either directly or indirectly, or to an attorney, in each case, solely for the purpose of reporting or investigating a suspected violation of law or (B) in a complaint or other document filed in a lawsuit or proceeding, if such filings are made under seal.

SECTION 5.08. Records. All memoranda, books, records, documents, papers, plans, information, letters and other data relating to Confidential Information or the business and customer accounts of the Company, whether prepared by Executive or otherwise, coming into Executive’s possession shall be and remain the exclusive property of the Company and Executive shall not, during the Term or thereafter, directly or indirectly assert any interest or property rights therein. Upon Executive’s termination of employment with the Company for any reason, Executive will immediately return to the Company all such memoranda, books, records, documents, papers, plans, information, letters and other data, and all copies thereof or therefrom, and Executive will not retain, or cause or permit to be retained, any copies or other embodiments of the materials so returned. Executive further agrees that Executive will not retain or use for Executive’s account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Company.

SECTION 5.09. Non-Disparagement. Executive shall not, at any time (whether prior to or following the Effective Termination Date), denigrate, ridicule, disparage or make any statement with the intent to criticize the Company or, with respect to Executive’s relationship with the Company, any of the Company’s officers or directors in their capacity as officers or directors of the Company. The Company shall use its reasonable best efforts to cause its and its Subsidiaries’ respective executive officers and directors to agree that they will not, at any time (whether prior to or following the Effective Termination Date) denigrate, ridicule, disparage or make any statement with the intent to criticize Executive in his capacity as an employee, director or officer of the Company. This Section shall not prohibit (i) Executive or the Company (or its Subsidiaries) from testifying truthfully under oath pursuant to a lawful court order or subpoena or in connection with any litigation or arbitration between Executive and the Company or any of the Company’s officers or directors or (ii) Executive from making the permitted disclosures set forth in Section .

SECTION 5.10. Specific Performance. Executive agrees that any material breach by Executive of any of the provisions of this Article V may cause irreparable harm to the Company that could not be made whole by monetary damages and that, in the event of such a breach, the breaching party shall waive the defense in any action for specific performance that a remedy at law would be adequate, and the other party shall be entitled to seek to specifically enforce the terms and provisions of this Article V without the necessity of proving actual damages or posting any bond or providing prior notice, in any court of competent jurisdiction, in addition to any other remedy such party may obtain through arbitration in accordance with Section 6.06.

SECTION 5.11. Proprietary Rights.

(a) Work Product. Executive acknowledges and agrees that all right, title, and interest in and to all writings, works of authorship, technology, inventions, discoveries, processes, techniques, methods, ideas, concepts, research, proposals, materials, and all other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived, or reduced to practice by Executive individually or jointly with others during Executive’s employment with or other service to the Company and that specifically relate to the Business or specifically result from work performed by Executive for the Company, all rights and claims related to the foregoing, and all printed, physical and electronic copies, and other tangible embodiments thereof (collectively, “Work Product”), as well as any and all rights relating thereto in and to U.S. and non-U.S. (i) patents, patent disclosures and inventions (whether patentable or not), (ii) trademarks, service marks, trade dress, trade names, logos, corporate names, and domain names, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable works (including computer programs), mask works, and rights in data and databases, (iv) trade secrets, know-how, and other confidential information, and (v) all other intellectual property rights relating thereto, in each case whether registered or unregistered and including all registrations and applications for, and renewals and extensions of, such rights, all improvements thereto and all similar or equivalent rights or forms of protection in any part of the world (collectively, “Intellectual Property Rights”), shall be the sole and exclusive property of the Company.

For purposes of this Agreement, “Work Product” may include, but is not limited to, Company information, including plans, publications, research, strategies, techniques, agreements, documents, contracts, terms of agreements, negotiations, know-how, computer programs, computer applications, software design, web design, work in process, databases, manuals, results, developments, reports, graphics, drawings, sketches, market studies, formulae, notes, communications, algorithms, product plans, product designs, styles, models, audiovisual programs, inventions, unpublished patent applications, original works of authorship, discoveries, experimental processes, experimental results, specifications, customer information, client information, customer lists, client lists, manufacturing information, marketing information, advertising information, and sales information.

(b) Work Made for Hire; Assignment. Executive acknowledges that, by reason of being employed by the Company at the relevant times, to the extent permitted by law, all of the Work Product consisting of copyrightable subject matter is “work made for hire” as defined in 17 U.S.C. § 101 and such copyrights are therefore owned by the Company. To the extent that the foregoing does not apply, Executive hereby irrevocably assigns to the Company, for no additional consideration, Executive’s entire right, title, and interest in and to all Work Product and Intellectual Property Rights therein, including the right to sue, counterclaim, and recover for all past, present, and future infringement, misappropriation, or dilution thereof, and all rights corresponding thereto throughout the world. Nothing contained in this Agreement shall be construed to reduce or limit the Company’s rights, title, or interest in any Work Product or Intellectual Property Rights therein so as to be less in any respect than that the Company would have had in the absence of this Agreement.

(c) Further Assurances; Power of Attorney. During and after the Term, Executive agrees, upon reasonable request and subject to such reasonable conditions as Executive may reasonably establish, to cooperate with the Company to (i) apply for, obtain, perfect, and transfer to the Company the Work Product as well as any and all Intellectual Property Rights in the Work Product in any jurisdiction in the world; and (ii) maintain, protect and enforce the same, including, without limitation, giving testimony and executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments, and other documents and instruments as shall be requested by the Company. Executive hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on Executive’s behalf in Executive’s name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, prosecution, issuance, and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if Executive does not promptly cooperate with the Company’s request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be affected by Executive’s subsequent incapacity.

(d) No License. Executive understands that this Agreement does not, and shall not be construed to, grant Executive any license or right of any nature with respect to any Work Product, Intellectual Property Rights therein, software, or other tools made available to Executive by the Company.

ARTICLE VI

Miscellaneous

SECTION 6.01. Assignment. This Agreement shall not be assignable by Executive. The parties agree that any attempt by Executive to delegate Executive’s duties hereunder shall be null and void. The Company may assign this Agreement to any of its Affiliates or to any successor or assign (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all, or substantially all, of the business and assets of the assignor/transferor. Upon such assignment or transfer, the rights and obligations of the assignor/transferor hereunder shall become the rights and obligations of such successor. As used in this Agreement, the term “the Company” shall include, to the extent provided in Section 5.01, the Company’s Subsidiaries and any permitted assignee to which this Agreement is assigned.

SECTION 6.02. Successors. This Agreement shall be binding upon and shall inure to the benefit of the Company and its permitted successors. The Company shall assign its rights and obligations hereunder to any permitted successor. Upon any such assignment, the Company shall cause such successor expressly to assume such obligations, and such rights and obligations shall inure to and be binding upon any such successor.

SECTION 6.03. Entire Agreement. This Agreement, together with the award agreements in respect of the Company equity-based awards, constitutes the entire agreement and understanding of the parties and with respect to the transactions contemplated hereby and the subject matter hereof and supersedes and replaces any and all prior agreements, understandings, statements, representations and warranties, written or oral, express or implied and/or whenever and howsoever made, directly or indirectly relating to the subject matter hereof, including the Prior Employment Agreement, which shall be of no further force or effect as of the Effective Date.

SECTION 6.04. Amendment. This Agreement may be amended, modified, superseded or altered, and the terms and covenants hereof may be waived, only by written instrument executed by each of the parties hereto, or in the case of a waiver, by the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect such party’s right at a later time to enforce the same. No waiver by any party of the breach of any term or covenant contained in this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

SECTION 6.05. Notice. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a written notice given in accordance with this Section 6.05).

If to the Company or Swvl UAE:	Swvl Global FZE c/o Swvl Inc. The Offices 4, One Central Dubai, United Arab Emirates Attention: General Counsel

with copies to:	Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Attention: O. Keith Hallam, III E-mail: Khallam@cravath.com

If to Executive:	Youssef Salem Swvl Inc. The Offices 4, One Central Dubai, United Arab Emirates E-mail: youssef.salem@swvl.com

SECTION 6.06. Governing Law and Dispute Resolution.

(a) Except as otherwise required by applicable law, this Agreement shall be governed, interpreted and enforced in accordance with its express terms, and otherwise in accordance with the laws of the United Arab Emirates, without regard to principles of conflicts of laws.

(b) Except to the extent otherwise provided in Section 5.10 with respect to certain claims for injunctive relief, any dispute or controversy arising under or relating to this Agreement, Executive’s employment hereunder or any termination thereof (whether based on contract or tort or upon any U.S. federal, state or local statute or any non-U.S. statute) shall be submitted to the Dubai International Financial Centre – London Court of International Arbitration (“DIFC-LCIA”) and resolved through confidential arbitration in accordance with the rules of the DIFC-LCIA. Any arbitration hearings shall be conducted in Dubai, United Arab Emirates before a single arbitrator (rather than a panel of arbitrators) with substantial experience in the matters in dispute and appointed in accordance with the rules of the DIFC-LCIA. The resolution of any such dispute or controversy by the arbitrator shall be final and binding, except to the extent otherwise provided by applicable law. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The Company shall promptly pay all administrative costs and arbitration fees, and all legal fees, court costs and other costs and expenses incurred by Executive in connection with any claim or dispute that is subject to arbitration under this Section 6.06(b) or that is brought pursuant to Section 5.10, provided that if the Company substantially prevails with respect to such claim or dispute, Executive, shall promptly repay any fees and costs (other than fees and other charges of DIFC-LCIA or the arbitrator) incurred by Executive, and paid by the Company, in connection with any claim as to which the Company has substantially prevailed. If at the time any dispute or controversy arises with respect to this Agreement, DIFC-LCIA is not in business or is no longer providing arbitration services, then the parties hereto shall select another internationally-recognized arbitral institution based in Dubai; provided that the selection of such arbitral institution shall not be unreasonably withheld, conditioned or delayed.

SECTION 6.07. Severability. If any term, provision, covenant or condition of this Agreement is held by a court or arbitrator of competent jurisdiction to be invalid, illegal, void or unenforceable in any jurisdiction, then such provision, covenant or condition shall, as to such jurisdiction, be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted, then such provision shall, as to such jurisdiction, be deemed to be excised from this Agreement and any such invalidity, illegality or unenforceability with respect to such provision shall not invalidate or render unenforceable such provision in any other jurisdiction, and the remainder of the provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

SECTION 6.08. Survival. The rights and obligations of the Company and Executive under the provisions of this Agreement, including Sections 1.02, 3.03 and 3.04 and Articles IV, V and VI, shall survive and remain binding and enforceable, notwithstanding any termination of the Term, to the extent necessary to preserve the intended benefits of such provisions.

SECTION 6.09. Cooperation. Following termination of the Term, Executive shall provide Executive’s reasonable cooperation to the Company and its Subsidiaries in connection with any suit, action or proceeding (or any appeal therefrom) that relates to events occurring during Executive’s employment with the Company and its Subsidiaries and as to which Executive has relevant knowledge, other than a suit between Executive, on the one hand, and the Company or any of its Subsidiaries, on the other hand, provided that any such cooperation shall be subject to Executive’s other personal and professional commitments, and the Company shall promptly pay (or promptly reimburse) any expenses reasonably incurred by Executive in connection with such cooperation.

SECTION 6.10. Representations.

(a) Executive hereby represents to the Company that the execution and delivery of this Agreement by Executive and the Company and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, or be prevented, interfered with or hindered by, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.

(b) The Company hereby represents to Executive that it is fully authorized, by any Person or body whose authorization is required, to enter into, and carry out the terms of, this Agreement, and that its ability to enter into, and carry out the terms of, this Agreement is not limited by any Company Plan.

SECTION 6.11. No Waiver. The provisions of this Agreement may be waived only in writing signed by the party or parties entitled to the benefit thereof. A waiver or any breach or failure to enforce any provision of this Agreement shall not in any way affect, limit or waive a party’s rights hereunder at any time to enforce strict compliance thereafter with every provision of this Agreement.

SECTION 6.12. No Offset. The Company’s obligation to pay Executive the amounts, and to provide the benefits, hereunder shall not be subject to set-off, counterclaim or recoupment of amounts owed by Executive to the Company. In addition, there shall be no offset against any such payments or benefits for any amounts or benefits earned by Executive, after the Effective Termination Date, from subsequent employment or otherwise.

SECTION 6.13. Withholding Taxes. The Company or its Subsidiaries may withhold from any amounts payable under this Agreement such taxes solely as may be required to be withheld pursuant to any applicable law or regulations.

SECTION 6.14. Counterparts. This Agreement may be executed (including by facsimile or PDF) in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute a single instrument. Any signature delivered by facsimile, PDF, DocuSign or similar platform shall create a valid and binding obligation of the party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile, PDF or DocuSign signature were an original thereof.

(a) Construction. The headings in this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement. In this Agreement unless a clear contrary intention appears: (i) the singular number includes the plural number and vice versa, (ii) reference to any “Person” includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually, (iii) reference to any gender includes any other gender, (iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof, (v) “hereunder”, “hereof”, “hereto”, “herein” and words of similar import shall be deemed references to this Agreement as a whole, and not to any particular Article, Section or other provision thereof, (vi) “including” (and with correlative meaning “include” and “includes”) means including without limiting the generality of any description preceding such term, (vii) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto, (viii) the words “party” or “parties” shall refer to parties to this Agreement and their permitted successors, (ix) all references to provisions, Sections or Articles are to provisions, Sections and Articles of this Agreement, unless otherwise expressly specified, (x) the word “or” is disjunctive and not exclusive and (xi) the word “day” means calendar day.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

PIVOTAL HOLDINGS CORP

By:	/s/ Mostafa Kandil
Name: Mostafa Kandil
Title: Director

SWVL GLOBAL FZE

/s/ Mostafa Kandil
Name: Mostafa Kandil
Title: Manager

EXECUTIVE

By:	/s/ Youssef Salem
Name: Youssef Salem

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